UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): <u>October 21, 2009</u>

TRIM HOLDING GROUP

(Exact Name of Registrant as Specified in Charter)

Nevada	**000-29449**	
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 Center Ave. Ste. 202 Bay City, MI 48708

(Address of Principal Executive Offices and Zip Code)

Registrant's telephone number, including area code: **<u>(989) 509-5954</u>**

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate line below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

Trim Holding Group issued a Press Release, dated October 21, 2009 announcing its change of business, a copy of which is attached as **Exhibit 99.1**.

Item 9.01 Financial Statements and Exhibits.

      (d)   **Exhibits.**

Exhibit
Number   Description

99.1   Press Release of Trim Holding Group, dated October 20, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Trim Holding Group

October 21, 2009   By: **/s/** *Louis Bertoli*_____
                     Name: Louis Bertoli
                     Title: Chief Executive Officer